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                             December 11, 2020

       Robert Hoglund
       Senior Vice President and Chief Financial Officer
       Consolidated Edison, Inc.
       4 Irving Place
       New York, New York 10003

                                                        Re: Consolidated
Edison, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 20,
2020
                                                            File No. 001-14514

       Dear Mr. Hoglund :

              We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Note B - Regulatory Matters
       Regulatory Assets and Liabilities , page 133

   1. Revise your disclosure to clarify for investors how the carrying charge, or return, is calculated on your
regulatory assets. Also, revise to disclose the remaining amount of regulatory assets not
earning a return during the recovery period and the remaining recovery period
applicable to them. Refer to 980-340-50-1.
 Robert Hoglund
FirstName LastNameRobert
Consolidated Edison, Inc. Hoglund
Comapany11,
December   NameConsolidated
              2020          Edison, Inc.
December
Page 2    11, 2020 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Robert
Babula, Staff Accountant, at (202) 551-3339 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:      Robert Muccilo